UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Filing of Annual Report (Form 20-F) / Sarbanes -Oxley Act – Section 404

Dear Sir or Madam,

Banco Bradesco S.A. (BOVESPA: BBDC3, BBDC4; NYSE: BBD and Latibex: XBBDC) informs that its Annual Report (Form 20-F) of 2007 was filed with the United States Securities and Exchange Commission (SEC) on this date.

Banco Bradesco S.A. included in its Annual Report 20-F, “Management’s Report on the Internal Controls Relating to Consolidated Financial Statements ”, certified as complying with Section 404 of the Sarbanes -Oxley Act (SOX), and attesting that these internal controls were subjected to an appraisal process in accordance with U.S regulatory norms, and whose results are effective on December 31, 2007.

Banco Bradesco S.A. once again reaffirms its commitment to the quality and effectiveness of its controls in line with the best practices of corporate governance in the market.

Shareholders and the holders of its American depositary shares can request copies of its Annual Report 20-F, free of charge, by requesting a copy within a reasonable period of time to the Market Relations Department.

The Annual Report (Form 20-F) of 2007 can be accessed at our site (www.bradesco. com.br/ir), the SEC site (www.sec.gov) or at the site of the Brazilian Securities Commission - CVM (www.cvm.gov.br).
Cordially,

Banco Bradesco S.A.
Milton Vargas
Investor Relations Officer

For further information, please contact our Market Relations Department:

Institutional Area	Individuals Area
Phone.: +55 (11) 2178-6218	Phone.: +55 (11) 2178-6203

E-mail: investors@bradesco. com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.